SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
211

AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOVELL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 LIPSCOMB DRIVE
(No. and Street)

BRENTWOOD	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM C. LOVELL, JR. (615) 373-1264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

1600 DIVISION ST., SUITE 225	NASHVILLE	TN	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018368

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/2011

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM C. LOVELL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOVELL INCORPORATED, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE E. HUTTO STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

Willia C. Lovell
Signature

President
Title

Catherine E. Hutto
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOVELL INCORPORATED

FINANCIAL STATEMENTS

December 31, 2010

Filed as PUBLIC information pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

LOVELL INCORPORATED

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
1600 Division Street - Suite 225
Nashville, Tennessee 37203
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Lovell Incorporated
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Lovell Incorporated (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lovell Incorporated as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Decosimo and Company, PLLC

Nashville, Tennessee
February 24, 2011

LOVELL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 6,205	$ 6,615
Commissions receivable	2,601	1,526
Receivable - clearing deposit	10,000	10,000
	18,806	18,141
FURNITURE AND EQUIPMENT	8,988	8,988
Less accumulated depreciation	8,988	8,988
	-	-
TOTAL ASSETS	$ 18,806	$ 18,141
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 710	$ 502
Accrued franchise taxes	100	100
Total liabilities	810	602
STOCKHOLDER'S EQUITY		
Common stock, no par value - 100,000 shares authorized; 12,000 shares issued	12,000	12,000
Retained earnings	5,996	5,539
Total stockholder's equity	17,996	17,539
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,806	$ 18,141

The accompanying notes are an integral part of the financial statements.

LOVELL INCORPORATED

STATEMENTS OF OPERATIONS

Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES		
Commissions -		
Over-the-counter equity securities and other markets	$ 19,948	$ 18,947
Mutual funds	5,811	5,874
	25,759	24,821
Interest income	1	49
Other	438	704
	26,198	25,574
OPERATING EXPENSES		
Officer salary	-	7,000
Other salary and employee costs	94	630
Professional fees	7,500	3,000
Occupancy, office and other expenses	6,062	4,502
Clearing costs	5,011	5,587
Regulatory fees, licenses, etc.	925	565
Fidelity bond	364	554
Research	1,592	1,242
Quotations	3,119	2,859
Depreciation	-	141
Other taxes	1,074	533
	25,741	26,613
NET INCOME (LOSS)	$ 457	$ (1,039)

The accompanying notes are an integral part of the financial statements.

LOVELL INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE - December 31, 2008	$ 12,000	$ 2,500	$ 6,578	$ 21,078
Withdrawal by stockholder		(2,500)		(2,500)
Net loss			(1,039)	(1,039)
BALANCE - December 31, 2009	12,000	-	5,539	17,539
Net income			457	457
BALANCE - December 31, 2010	**$ 12,000**	**$ -**	**$ 5,996**	**$ 17,996**

The accompanying notes are an integral part of the financial statements.

LOVELL INCORPORATED

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010 and 2009

	2010	2009
OPERATING ACTIVITIES		
Net income (loss)	$ 457	$ (1,039)
Adjustments to reconcile net income (loss) to net cash flows from operating activities -		
Depreciation	-	141
Changes in operating assets and liabilities -		
Commissions receivable	(1,075)	922
Accounts payable	208	(21)
Net cash flows from operating activities	(410)	3
FINANCING ACTIVITIES		
Withdrawal by stockholder	-	(2,500)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(410)	(2,497)
CASH AND CASH EQUIVALENTS - beginning of year	6,615	9,112
CASH AND CASH EQUIVALENTS - end of year	$ 6,205	$ 6,615

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Lovell Incorporated was organized on March 27, 1989, to perform various broker-dealer functions within the securities industry. Operations commenced in September 1989.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed statement of financial condition amounts due to outstanding checks.

COMMISSIONS RECEIVABLE - Commissions receivable are deemed to be fully collectible by management and no reserve is considered necessary.

FURNITURE AND EQUIPMENT - Furniture and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets.

REVENUE RECOGNITION - The Company recognizes revenue when earned on a trade-date basis. The related costs of management fees or clearing expenses, if any, are also accrued at that time.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. The stockholder is personally liable for the Company's federal taxable income; therefore, no provision or liability for federal income taxes is reflected in these financial statements. The Company is a taxable entity for state income tax purposes.

Deferred tax assets and liabilities, if significant, are recognized for the estimated future tax effects attributed to temporary differences between the book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the positions will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company files income tax returns in the Tennessee state jurisdiction. Generally, the Company is no longer subject to income tax examinations by tax authorities for years before 2007.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through February 24, 2011, the date the financial statements were available to be issued.

NOTE 2 - COMMISSIONS RECEIVABLE

Commissions receivable consist of the following:

	2010	2009
Receivable from clearing company	$ 1,658	$ 623
Receivable from 12B-1 transactions	943	903
	$ 2,601	$ 1,526

NOTE 3 - INCOME TAXES

The Company is organized as an S corporation for federal income tax purposes, and the shareholder is liable for the Company's federal taxable income. Therefore, no provision for federal income taxes is reflected in these financial statements.

As of December 31, 2010, the Company had accumulated loss carryforwards for state income tax purposes generating a deferred tax asset of approximately $1,400. The loss carryforwards expire the year ended December 31, 2025. A valuation allowance of the full amount has been recognized due to the likelihood that the benefits may expire before being realized in the tax returns of future years. The effective state rate of taxation is six and one-half percent.

NOTE 4 - CONCENTRATIONS

The Company maintains its $10,000 clearing deposit account with a single clearing broker. The Company received 79% and 78% of its commission revenue from transactions conducted with this single broker in 2010 and 2009, respectively. All clearing costs were incurred to this single broker in 2010 and 2009.

In addition, the Company had three clients each of whom generated more than ten percent of the Company's revenue in 2010 and 2009. The three clients combined generated approximately 62% of all revenue in 2010 and 2009.

NOTE 5 - FOCUS REPORT, Part II A

The accompanying financial statements have been reconciled to the FOCUS report, Part II A filed by the Company for the year ended December 31, 2010. Net capital reported was $17,053 as of December 31, 2010. The aggregate indebtedness ratio as of December 31, 2010, is 0.047499 to one. For the year ended December 31, 2009, net capital reported was $16,629. The aggregate indebtedness ratio as of December 31, 2009, was 0.036202 to one.

The FOCUS report did not include a computation for determination of reserve requirements under Rule 15c3-1 as the Company is exempt under provisions of Rule 15c-3(k)(2)A.

NOTE 6 - LEASES AND RELATED PARTY TRANSACTION

The operations of the Company are conducted at a location owned by the sole stockholder. The Company does not pay any rent for use of the facility. The Company has incurred rent expense to a third party for a small storage facility of $1,560 for the years ended December 31, 2010 and 2009, respectively. The terms of the lease are month to month with no minimum commitment for future rentals.

NOTE 7 - RETIREMENT PLAN

The Company makes discretionary contributions on the behalf of its sole employee to a SEP-IRA retirement plan. There were no contributions to the plan for the years ended December 31, 2010 and 2009.

SUPPLEMENTARY INFORMATION

LOVELL INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2010 and 2009

	2010	2009
Net capital		
Total stockholder's equity qualified for net capital	$ 17,996	$ 17,539
Deductions -		
Accounts receivable from 12B-1 transactions	943	903
Haircut - money market funds	-	7
Furniture and equipment, net	-	-
	943	910
Net capital	$ 17,053	$ 16,629
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 12,053	$ 11,629
Part A Computation of Basic Net Capital (Net capital less 120% of minimum net capital required in 2010 and less 10% aggregate indebtedness in 2009)	$ 11,053	$ 16,568
Aggregate indebtedness		
Accounts payable	$ 710	$ 502
Accrued franchise taxes	100	100
Aggregate indebtedness	$ 810	$ 602
Ratio of aggregate indebtedness to net capital	0.047499	0.036202

Reconciliation with Company's Computation of Net Capital with Audited Computation December 31, 2010

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2010	$ 17,053
Audit adjustments	-
Net capital, per above calculation	$ 17,053

LOVELL INCORPORATED

REPORT ON INTERNAL CONTROL MATTERS IDENTIFIED DURING THE AUDIT OF FINANCIAL STATEMENTS

December 31, 2010

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
1600 Division Street - Suite 225
Nashville, Tennessee 37203
www.decosimo.com

To the Board of Directors

Lovell Incorporated

Brentwood, Tennessee

In planning and performing our audit of the financial statements of Lovell Incorporated (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered Lovell Incorporated's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activity for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010, to meet the Securities and Exchange Commission's objectives.

This communication is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Decosimo and Company, PLLC

Nashville, Tennessee

February 24, 2011